Exhibit 16.1

March 6, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements as related to our firm (copy attached) in the Amendment No. 7 to the Registration Statement on Form F-1 (the “Form F-1”) dated March 6, 2026, of Lannister Mining Corp. (the “Company”) to be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F. We agree with the statements concerning our firm contained therein. We are not in a position to agree or disagree with any other statements contained therein.

Sincerely,

/s/ MNP LLP

MNP LLP

Chartered Professional Accountants

Vancouver, Canada

Copy of the statements as related to our firm in the F-1

Changes in Registrant’s Certifying Accountant

On December 11, 2025, the Company appointed Davidson & Company LLP as its independent registered public accounting firm, effective immediately. Davidson & Company LLP replaced MNP LLP, the former independent registered public accounting firm of the Company, which the Company dismissed on the same day. The appointment of Davidson & Company LLP and the dismissal of MNP LLP were made after a careful consideration and evaluation process by the Company and were approved by the audit committee of the board of directors of the Company and ratified by the board of directors. The Company’s decision to make this change was not the result of any disagreement between the Company and MNP LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit reports of MNP LLP on the Company’s consolidated financial statements as of September 30, 2024 and 2023 and for the two years ended September 30, 2024 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended September 30, 2024 and 2023, and through the subsequent interim period to December 10, 2025, (i) the Company had no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F) with MNP LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MNP LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report; and (ii) there were no reportable events as defined by Item 16F(a)(1)(v) of Form 20-F.

In accordance with Item 16F(a)(3) of Form 20-F, the Company furnished MNP LLP with a copy of this Amendment No.7 to Form F-1, providing MNP LLP with the opportunity to furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 16.1 is a copy of MNP LLP’s letter addressed to the SEC.

During the Company’s fiscal years ended September 30, 2024 and 2023, and through the subsequent interim period to December 10, 2025, the Company did not consult Davidson & Company LLP with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Davidson & Company LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.